UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

New Venture Holdings, Inc.
(Name of Small Business Issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	98-0535535 (I.R.S. Employer Identification No.)

138 4th Avenue, S.E., Suite 628, Calgary, Alberta, Canada (Address of principal executive offices)	T2G 4Z6 (Zip Code)

Issuer’s telephone number: (403) 229-2363

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered ________________________________ ________________________________	Name of each exchange on which each class is to be registered ________________________________ ________________________________

Securities to be registered under Section 12(g) of the Act:

common stock, par value $.001 per share
(Title of class)

_______________________________
(Title of class)

Item 1. Description of Business.

Introduction

New Venture Holdings, Inc. (“we”, “us”, the “Company” or like terms) was incorporated in the State of Nevada on March 13, 2007. We are a developmental stage company and have not generated any revenues to date. Since inception, we have not engaged in any business operations other than in connection with our organization, borrowing funds to support our operations and the preparation and filing of this registration statement on Form 10-SB (the “Registration Statement”). We have no full-time employees and do not own or lease any property.

We were organized to serve as a vehicle for a business combination through a merger, capital stock exchange, asset acquisition or other similar business combination (a “Business Combination”) with an operating or development stage business (the “Target Business”) which desires to utilize our status as a reporting corporation under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Neither of our officers and directors has ever served as an officer or director of a development stage public company with the business purpose of acquiring a Target Business.

Given that our current assets consist only of cash and prepaid expenses, we have no current operations and our proposed business contemplates entering into a Business Combination with an operating company, we are a “shell company,” which is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), as a company which has (i) no or nominal operations; and (ii) either (x) no or nominal assets; (y) assets consisting solely of cash and cash equivalents; or (z) assets consisting of any amount of cash and cash equivalents and nominal other assets. We do not have any specific Business Combination under consideration. We have not identified or been provided with the identity of, or had any direct or indirect contact with, potential targets. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable target, although we may do so after the effective date of this Registration Statement. Our efforts to identify a prospective Target Business will not be limited to a particular industry or geographic location.

Affecting a Business Combination

General.

We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time following the effective date of this Registration Statement until we identify a Target Business and enter into a Business Combination. A Business Combination may involve the acquisition of, or merger with, a company which desires to have a class of securities registered under the Exchange Act, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, possible loss of voting control and compliance with various federal and state securities laws. As more fully described below under the heading “Form of acquisition; Opportunity for stockholder approval,” the proposed structure of any Business Combination may not require that we seek stockholder approval for the transaction and holders of our common stock may not have the opportunity to vote upon any such Business Combination transaction.

We have not identified a target business or target industry.

To date, we have not selected any Target Business or target industry on which to concentrate our search for a Business Combination. None of our officers or directors has engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar Business Combination with us, nor have we been approached by any candidates (or representatives of any candidates) with respect to a possible Business Combination with us. Additionally, we have not, nor has anyone on our behalf, taken any measure, directly or indirectly, to identify or locate any suitable Target Business, nor have we engaged or retained any agent or other representative to identify or locate such a Target Business. We have not conducted any research with respect to identifying the number and characteristics of the potential Target Business candidates. As a result, we cannot assure you that we will be able to locate a Target Business or that we will be able to engage in a Business Combination with a Target Business on favorable terms.

We will have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. We have not established any specific attributes or criteria (financial or otherwise) for prospective Target Businesses. To the extent we affect a Business Combination with a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. Although our management will endeavor to evaluate the risks inherent in a particular Target Business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Sources of target businesses.

Management expects that Target Business candidates will be brought to our attention from various unaffiliated sources, including members of the financial community, as well as accountants and attorneys who represent potential Target Business candidates. Target Business candidates may be brought to our attention by these unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to Target Businesses candidates they think we may be interested in on an unsolicited basis. Our officers and directors, as well as their affiliates, may also bring to our attention Target Business candidates of which they become aware through their business contacts, as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In no event will any of our existing officers, directors or stockholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a Business Combination. After the effective date of this Registration Statement, we may engage the services of professional firms or other individuals that specialize in business acquisitions, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. We have not adopted any policies with respect to utilizing the services of consultants or advisors to assist in the identification of a Target Business, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in shares of our common stock.

Selection criteria of a Target Business.

Our management will have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. We have not established any specific attributes or criteria (financial or otherwise) for prospective Target Businesses. In evaluating a prospective Target Business, our management will consider, among other factors, the following:

•	financial condition and results of operation;
•	growth potential;
•	experience and skill of management and availability of additional personnel;
•	capital requirements;
•	competitive position;
•	barriers to entry;
•	stage of development of the products, processes or services;
•	degree of current or potential market acceptance of the products, processes or services;
•	proprietary features and degree of intellectual property or other protection of the products, processes or services;
•	regulatory environment of the industry; and
•	costs associated with effecting the Business Combination.

These criteria are not intended to be exhaustive or to in any way limit the board of director’s unrestricted discretion to enter into a Business Combination with any Target Business. Any evaluation relating to the merits of a particular Business Combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management. In evaluating a prospective Target Business, we will conduct as extensive a due diligence review of potential targets as possible given the lack of information which may be available regarding private companies, our limited personnel and financial resources and the inexperience of our management with respect to such activities. We expect that our due diligence will encompass, among other things, meetings with the Target Business’s incumbent management and inspection of its facilities, as well as a review of financial and other information which is made available to us. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage. Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Business candidate before we consummate a Business Combination. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoters, owners, sponsors, or others associated with the business opportunity seeking our participation.

The time and costs required to select and evaluate a Target Business and to structure and complete the Business Combination cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective Target Business with which a Business Combination is not ultimately completed will result in a loss to us.

Lack of diversification.

We expect that we will be able to consummate a Business Combination with only one candidate given that, among other considerations, we will not have the resources to diversify our operations. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business and we will not be benefit from the possible spreading of risks or offsetting of losses. By consummating a Business Combination with a single entity, our lack of diversification may:

•
subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a Business Combination, and

•	result in our dependency upon the development or market acceptance of a single or limited number of products, processes or services.

Limited ability to evaluate the Target Business.

To a significant degree, our security holders will rely on management’s evaluation of a Target Business in making the decision to enter into a Business Combination. Management’s assessment of a Target Business will be based upon discussions with management of the Target Business and a review of due diligence material relating to the Target Business available to it during the evaluation period. Any such assessment may not be accurate.

Although we intend to scrutinize the management of a prospective Target Business when evaluating the desirability of effecting a Business Combination, we cannot assure you that our assessment of the Target Business’s management will prove accurate. In addition, we cannot assure you that future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the Target Business following a Business Combination cannot presently be stated with any certainty.

Given our current resources, we will likely seek a Business Combination with a privately-held company. Generally, very little public information exists about these companies and we will be required to rely on the ability of our management to obtain adequate information to evaluate the potential returns from entering into a Business Combination with such a company. If we do not uncover all material information about a Target Business prior to a Business Combination, we may not make a fully informed investment decision and we may lose money on our investments.

Form of acquisition; Opportunity for stockholder approval.

The manner in which we participate in a Business Combination will depend upon, among other things, the nature of the opportunity and the respective requirements and desires of management of our Company and of the Target Business. In addition, the structure of any Business Combination will be dispositive as to whether stockholder approval of the Business Combination is required.

It is likely that we will acquire our participation in a business opportunity through the issuance of our common stock or other securities to the principals of the Target Business. Although the terms of any such transaction cannot be predicted, it is likely that we will seek to structure a Business Combination to qualify as a tax free transaction under the Internal Revenue Code of 1986, as amended (the "Code"). One such form of “tax free” transaction, if structured properly, entails the exchange of capital stock of the Target Business for our capital stock. Under Section 368(a)(1) of the Code, in order for a stock exchange transaction to qualify as a "tax free" reorganization, the holders of the stock of the target must receive a number of shares of our capital stock equal to 80% or more of the voting stock of our Company. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, our existing stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares of the surviving entity. Depending upon the relative negotiating strength of the parties, stockholders at the time of the Business Combination may retain substantially less than 20% of the total issued and outstanding shares of our Company. This could result in substantial additional dilution to the equity of those persons who were stockholders of our Company prior to such Business Combination.

Our present stockholders likely will not have control of a majority of the voting shares of the Company following a Business Combination. As part of such a transaction, all or a majority of the Company's then directors may resign and new directors may be appointed without any vote by stockholders.

In the case of an acquisition, the transaction may be accomplished in the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it would likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares of common stock. The necessity to obtain stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Accordingly, management will seek to structure any Business Combination so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for a Business Combination, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

We presently have no employees apart from our management, neither of whom has ever served as an officer or director of a development stage public company with the business purpose of acquiring a Target Business. Both of our officers and directors are engaged in outside business activities and anticipate that they will devote to our business only the very limited time. We do not expect to engage any additional employees prior to a Business Combination.

Competition

Our ability to consummate a Business Combination will be constrained by our lack of financial resources to provide to the Target Business. We expect that in the course of identifying, evaluating and selecting a Target Business, we may encounter intense competition from other entities having a business objective similar to ours. These include blank check companies which have raised significant sums through sales of securities registered under federal securities laws that are seeking to carry out a business plan similar to ours and possess a significant competitive advantage over us both from a financial and personnel perspective. Additionally, we may be subject to competition from entities other than blank check companies having a business objective similar to ours, including venture capital firms, leverage buyout firms and operating businesses looking to expand their operations through acquisitions. Many of these entities are well established and have extensive experience identifying and affecting business combinations directly or through affiliates. Moreover, nearly all of these competitors possess greater technical, human and other resources than us. While we believe there may be numerous potential target candidates with which we could affect a Business Combination, our ability to compete in affecting a Business Combination with prime candidates will be limited by our lack of financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of a Target Business.

If we succeed in affecting a Business Combination, there will be, in all likelihood, intense competition from competitors of the Target Business. We cannot assure you that, subsequent to a Business Combination, we will have the resources or ability to compete effectively.

Facilities

We maintain our principal executive offices at 138 4th Avenue S.E., Suite 628, Calgary, Alberta, Canada T2G 4Z6, where our President maintains his business offices. We use this office space free of charge. We believe that this space is sufficient for our current requirements.

Employees

We have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a Target Business has been selected for the Business Combination and the stage of the Business Combination process the Company is in. Accordingly, once management locates a suitable Target Business to acquire, they will spend more time investigating such Target Business and negotiating and processing the Business Combination (and consequently spend more time to our affairs) than they would prior to locating a suitable Target Business. We do not intend to have any full time employees prior to the consummation of a Business Combination.

Our officers and directors may engage in other business activities similar and dissimilar to those we are engaged in without any limitations or restrictions applicable to such activities. To the extent that our management engages in such other activities, they will have possible conflicts of interest in diverting opportunities which would be appropriate for our Company to other companies, entities or persons with which they are or may be associated or have an interest, rather than diverting such opportunities to us. Since we have not established any policy for the resolution of such a conflict, we could be adversely affected should our officers and directors choose to place their other business interests before ours. We cannot assure you that such potential conflicts of interest will not result in the loss of potential opportunities or that any conflict will be resolved in our favor. As of the date hereof, neither of officers and directors is involved with any other company having a business purpose similar to ours.

Our officers and directors may actively negotiate for or otherwise consent to the disposition of all or any portion of the shares of common stock they own, as a condition to, or in connection, with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of all or a portion of their shares of common stock which would raise issues relating to a possible conflict of interest with our other security holders.

Periodic Reporting and Audited Financial Statements; Disclosure of Business Combination

Upon the effective date of this Registration Statement our class of common stock will be registered under the Exchange Act and we will have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.

We will not acquire a Target Business if audited financial statements based on United States generally accepted accounting principles cannot be obtained for the Target Business within the time constraints of the relevant Exchange Act forms for reporting such transactions. We cannot assure you that any particular Target Business identified by us as a potential acquisition candidate will have financial statements prepared in accordance with United States generally accepted accounting principles or that the potential Target Business will be able to prepare its financial statements in accordance with United States generally accepted accounting principles on a timely basis, if at all. To the extent that this requirement cannot be met, we may not be able to acquire the proposed Target Business. While this may limit the pool of potential acquisition candidates, we do not believe that this limitation will be material.

Upon the consummation of a Business Combination, the Company will file with the Securities and Exchange Commission a current report on Form 8-K to disclose the Business Combination, the terms of the transaction and a description of the business and management of the Target Business, among other things, and will file audited consolidated financial statements of the Company giving effect to the Business Combination either in the initial Form 8-K filing or in an amendment to that filing. Holders of the Company’s securities will be able to access the Form 8-K and other filings made by the Company on the EDGAR Company Search page of the Securities and Exchange Commission’s Web site, the address for which is “www.sec.gov.”

Risk Factors

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

We are a newly formed, development stage company with no operating history and no revenues and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a recently incorporated development stage company with no operating results to date. Because we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to acquire an operating business. We have not conducted any discussions and we have no plans, arrangements or understandings with any prospective acquisition candidates and may be unable to complete a Business Combination. We will not generate any revenues until, at the earliest, after the consummation of a Business Combination.

Our future success is highly dependent on the ability of management to locate and attract a suitable Target Business.

The nature of our operations is highly speculative. The future success of our plan of operation will depend to a great extent on the operations, financial condition and management of the Target Business we may acquire. While management intends to seek a Business Combination with an entity having an established operating history, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a Business Combination, the success of our operations will be dependent upon management of the Target Business and numerous other factors beyond our control.

The Company has no existing agreement for a Business Combination or other transaction.

We have no arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of, an operating entity. We cannot assure you that we will successfully identify and evaluate suitable business opportunities or that we will conclude a Business Combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a Business Combination on favorable terms.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude a Business Combination. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Our Company will have no revenues unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenues from operations. We will not realize any revenues unless and until we successfully merge with or acquire an operating business that is generating revenues.

Neither of our officers or directors has ever been a principal of, or has ever been affiliated with, a company formed with a business purpose similar to ours.

Neither of our officers and directors has ever served as an officer or director of a development stage public company with the business purpose of acquiring a Target Business. Furthermore, none of our officers or directors has ever been involved with a blank check public company of any sort. Accordingly, you may not be able to adequately evaluate their ability to consummate successfully a Business Combination.

We likely will complete only one Business Combination, which will cause us to be dependent solely on a single business and a limited number of products, services or assets.

Given our limited financial resources and other considerations, it is likely we will complete a Business Combination with only one Target Business. Accordingly, the prospects for our success may be solely dependent upon the performance of a single business and dependent upon the development or market acceptance of a single or limited number of products, processes or services. In this case, we will not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several Business Combinations or asset acquisitions in different industries or different areas of a single industry so as to diversify risks and offset losses.

Given our limited resources and the significant competition for Target Businesses, we may not be able to consummate an attractive Business Combination.

We will to encounter intense competition from other entities having a business objective similar to ours, including blank check companies, finance companies, banks, venture capital funds, leveraged buyout funds, operating businesses and other financial buyers competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and affecting Business Combinations directly or through affiliates. Nearly all of these competitors possess greater technical, human and other resources than we do and our financial resources will be negligible when contrasted with those of many of these competitors.

It is likely that we will consummate a Business Combination with a private company for which limited information will be available to conduct due diligence.

We likely will seek a Business Combination with a privately-held company. Generally, very little public information exists about these companies or their management, and we will be required to rely on the ability of our management to obtain adequate information to evaluate the potential success of entering into a transaction with such a company. In addition, our management will only devote limited time to the business of the Company and will have available to it extremely limited financial resources with which to conduct due diligence. If our assessment of the Target Business’s operations and management is inaccurate or we are unable to uncover all material information about these companies, then we may not make a fully informed investment decision, and we may lose money on our investments.

If we consummate a Business Combination by way of an acquisition, our stockholders will not have an opportunity to vote on the transaction.

If we consummate a Business Combination by way of an acquisition of the capital stock or assets of the Target Business, the transaction may be accomplished in the sole determination of management without any vote or approval by stockholders. Accordingly, holders of our securities at the time of any Business Combination may not have an opportunity to evaluate the Target Business or its management and will have to rely on the judgment of management in assessing the future profitability and viability of the Target Business.

A Business Combination with a foreign company may subject us to additional risks.

If we enter into a Business Combination with a foreign entity, we will be subject to risks inherent in business operations outside of the United States. These risks include:

•	unexpected changes in, or impositions of, legislative or regulatory requirements;
•	foreign currency exchange rate fluctuations
•	potential hostilities and changes in diplomatic and trade relationships;
•	changes in duties and tariffs, taxes, trade restrictions, license obligations and other non-tariff barriers to trade;
•	burdens of complying with a wide variety of foreign laws and regulations;
•	longer payment cycles and difficulties collecting receivables through foreign legal systems;
•	difficulties in enforcing or defending agreements and intellectual property rights;
•	reduced protection for intellectual property rights in some countries;
•	potentially adverse tax consequences; and
•	political and economic instability.

If we are not successful managing these risks among others that we may not identify at the time of a Business Combination, our business may be negatively impacted.

Since we have not yet selected a particular industry or Target Business with which to complete a Business Combination, we are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

Our plan of operation permits our board of directors to consummate a Business Combination with a company in any industry it chooses and is not limited to any particular industry or type of business. Accordingly, there is no current basis to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the Target Business which we may ultimately acquire. To the extent we complete a Business Combination with a company that does not have a stable history of earnings and growth or an entity in a relatively early stage of its development, we may be affected by numerous risks inherent in the business operations of those entities. If we complete a Business Combination with an entity in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although our management will endeavor to evaluate the risks inherent in a particular industry or Target Business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. Even if we properly assess those risks, some of them may be outside of our control.

Our long-term success will likely be dependent upon a yet to be identified management team which may be difficult to fully evaluate.

Our ability to successfully affect a Business Combination is dependent upon the efforts of our management team. The future role of our management team in the Target Business, however, cannot presently be ascertained. Although it is possible that some members of our management team will remain associated in various capacities with the Target Business following a Business Combination, it is likely that the management team of the Target Business at the time of the Business Combination will remain in place given that it is likely that they will have greater knowledge, experience and expertise than our management team in the industry in which the Target Business operates as well as in managing the Target Business. Thus, even though our management team may continue to be associated with us in various capacities after a Business Combination, it is likely that we will be dependent upon a yet to be identified management team for our long-term success. As a result, you will not be able to fully evaluate the management team that we will likely be dependent upon for our long-term success prior to any Business Combination. Although we intend to scrutinize the management team of a prospective Target Business as closely as possible in connection with evaluating the desirability of affecting a Business Combination, we cannot assure you that our assessment of the management team will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company and the securities laws, which could increase the time and resources we must expend to assist them in becoming familiar with the complex disclosure and financial reporting requirements imposed on U.S. public companies. This could be expensive and time-consuming and could lead to various regulatory issues that may adversely affect our operations.

If we are unable to structure the Business Combination as a “tax free” transaction, potential Target Businesses could be deterred from entering into such a transaction.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain Business Combinations with us. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any Business Combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the Business Combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse affect on both parties to the transaction.

We intend to issue more shares in a Business Combination, which will result in substantial dilution and a change in control of ownership of the Company.

Our Articles of Incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 5,000,000 shares of preferred stock. Any Business Combination affected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our board of directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a Business Combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially adversely affected

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a Target Business.

The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a Business Combination as contemplated by us. Our management has not identified any specific Business Combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to enter into a Business Combination on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

Our officers and directors will apportion their time to other businesses which may cause conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to consummate a Business Combination.

Our officers and directors engage in other businesses and are not required to devote their full time or any specific number of hours to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. We do not have and do not expect to have any full time employees prior to the consummation of a Business Combination. If our officers’ and directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a Business Combination. We cannot assure you that these conflicts will be resolved in our favor.

Our officers and directors may in the future become affiliated with entities engaged in business activities similar to those conducted by us and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Our officers and directors may in the future become affiliated with entities, including blank check or shell companies, engaged in business activities similar to those intended to be conducted by us. Additionally, our officers and directors may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor. As a result, a potential Target Business may be presented to another entity prior to its presentation to us and we may not be able to pursue a potential transaction.

If we affect a Business Combination with a financially unstable company or an entity in the early stage of development or growth, we will be subject to greater risks than if we were to affect a Business Combination with a more established company with a proven record of earnings and growth.

Given our financial and personnel resources compared to our competitors, we may be limited to consummating a Business Combination with a company that is financially unstable or is in the early stage of development or growth, including an entity without established records of sales or earnings. To the extent we affect a Business Combination with a financially unstable or early stage or emerging growth company, we may be affected by numerous risks inherent in the business and operations of such company that we would not be subject to if we were to affect a Business Combination with a more established company with a proven record of earnings and growth.

Because our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights against them or enforce U.S. court judgments against them.

Both of our officers and directors reside outside of the United States. Additionally, if we affect a Business Combination with a company located overseas, substantially all of our assets will be located outside of the United States after the consummation of the Business Combination. It may therefore be difficult for investors in the United States to enforce their legal rights, to afect service of process upon our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under United States Federal securities laws. Further, it is unclear whether extradition treaties that may be in effect would permit effective enforcement of criminal penalties of the United States Federal securities laws.

Limitations on liability and indemnification matters.

As permitted by the corporate laws of the State of Nevada, we have included in our Articles of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our By-Laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we will be required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

There is currently no trading market for our common stock.

Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended, (the "Securities Act") and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

We cannot assure you that following a Business Combination with an operating business, our common stock will be listed or admitted to quotation on any securities exchange or other trading medium..

Following a Business Combination, then management of the Company may seek to develop a public market for our common stock. However, we cannot assure you that following such a transaction, the Company will be able to meet the initial listing standards of any stock exchange or that our common stock will be admitted for quotation on the over the counter bulletin board. If the Company’s common stock does not trade publicly, holders may not be able to sell common stock. Moreover, our common stock may be deemed to be a “penny stock” and subject to the SEC’s penny stock rule which provides that, if our common stock failed to meet the criteria set forth in such rule, brokers would be subject to various practice requirements which would limit the sale of our stock only to persons who were established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a Business Combination.

We ever paid dividends on our common stock.

We have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. In the unlikely event we generated profits prior to a Business Combination, we expect to retain such earnings and re-invest them into the Company to further its business strategy.

Authorization of Preferred Stock.

Our Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by the board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

There are risks associated with forward-looking statements made by us and actual results may differ.

Some of the information in this Registration Statement contains forward-looking statements that involve substantial risks and uncertainties. These statements can be identified by the use of forward-looking words such as “may”, “will”, “expect”, “anticipate”, “believe”, “estimate”, and “continue”, or similar words. Statements that contain these words should be read carefully because they:

•	discuss our future expectations;

•	contain projections of our future results of operations or of our financial condition; and

•	state other “forward-looking” information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict and/or over which we have no control. The risk factors listed in this section, other risk factors about which we may not be aware, as well as any cautionary language in this Registration Statement, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. The occurrence of the events described in these risk factors could have an adverse affect on our business, results of operations, and financial condition.

Item 2. Management’s Discussion and Analysis or Plan of Operation.

The Company was organized as a vehicle to investigate and acquire a Target Business seeking the advantages of having a class of stock registered under federal securities laws. Our principal business objective for the next twelve months and beyond such time will be to achieve long-term growth potential through a combination with an operating business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. In order to fund the costs and expenses of investigating, analyzing and, if warranted, entering into, a Business Combination, we have borrowed an aggregate of $30,000 from eight people, which debt is evidenced by promissory notes which are repayable at any time within one hundred and eighty days after the consummation of a Business Combination (defined for purposes of the promissory note as the date upon which the Company receives audited financial statements of the Target Business). In lieu of paying cash interest on the loans evidenced by these promissory notes, we have issued an aggregate of 600,000 shares of common stock to the note holders.

During the next twelve months we anticipate incurring costs and expenses related to filing of Securities Exchange Act reports and consummating a Business Combination. Management believes that the Company has sufficient cash reserves to pay the costs and expenses which may be incurred in connection with such activities.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a Business Combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

None of our officers or directors has had any preliminary contact or discussions with any representative of any other entity regarding a Business Combination with us. Any Target Business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may affect a Business Combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular Target Business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that the Company likely will be able to affect only one Business Combination, due primarily to our financial resources and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a Target Business in order to achieve a tax free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a Target Business will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of having a class of securities registered under federal securities laws which include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of capital stock. Target Businesses may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Item 3. Description of Property.

The Company does not own or rent any properties. The Company utilizes the office space and equipment of one of the members of its Board of Directors at no cost.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of the date of this Registration Statement, the number of shares of common stock owned of record and beneficially by (i) each executive officer, director and person who holds 5% or more of the outstanding common stock of the Company and (ii) the number of shares held by all executive officers and directors as a group.

Name of Beneficial Owner (1)	Amount of Beneficial Ownership	Percent of Outstanding Shares of Class Owned (2)
Vanleo Y.W. Fung (3)	1,300,000	52%
Martin Heng T. Chuah (4)	700,000	28%
All officers and directors as a group (2 persons)	2,000,000	80%
(1) The address for each individual named in the table is c/o the Company.
(2) Based upon 2,500,000 shares of common stock outstanding.
(3) Mr. Fung is the Company’s President and a member of the board of directors.
(4) Mr. Chuah is the Company’s Secretary and a member of the board of directors.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The following table sets forth our officers and directors as of the date of this Registration Statement:

Name	Age	Title
Vanleo Y.W. Fung	27	President and Director
Martin Heng T. Chuah	57	Secretary and Director

Vanleo Fung has been a member of the board of directors and the President of the Company since inception. From October 2006 through December 2006, he was a project specialist for Hung Chun InfoTech Limited - Electronics & IT Products Distribution, a distributor of electronics and IT products, where he was responsible for sales and marketing development and account management. From April 2003 to June 2006, Mr. Fung was employed as an account executive by Verbatim (Hong Kong) Limited, a subsidiary of Mitsubishi Chemical, Japan IT Products Development, where he was responsible for the regions of Hong Kong, Taiwan and Macau. From July 2002 through December 2002, he was an account manager for Promar Enterprise (Alberta) Ltd., a computer accessories distributor.

Martin Heng T. Chuah has been a member of the board of directors and the Treasurer and Secretary of the company since May 30, 2007. Mr. Chuah has been a cost and management accountant since 1998. He currently serves as the controller of a Holiday Inn Express Hotel in Calgary, a position he has held since September 2004. From March 2001 to May 2004, Mr. Chuah was employed by Chateau Edmonton Hotel Acquisition Corporation, a mortgage lending group, as the controller/management partner to manage the 139 room hotel property. Mr. Chuah has been engaged in private accounting and business consulting services since 1995. Mr. Chuah holds a degree from the Cost and Managements Accountants Institute located in the United Kingdom.

The term of office of each director expires at the Company's annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

The Company has no employees other than management.

Item 6. Executive Compensation.

The Company has not paid any cash compensation to any person since inception and will not pay any compensation until it affects a Business Combination, at which time compensation shall be in the discretion of then current management. Current management expects to devote only such time to the affairs of the Company as required to affect the Company’s business plan.

During March 2007, the Company issued an aggregate of 1,900,000 shares of common stock to its officers and directors in consideration of services rendered in connection with the organization of the Company comprising 1,300,000 shares to Vanleo Fung and 600,000 shares to Gerry Peacock.  Upon his resignation as an officer and director of the Company in May 2007, Mr. Peacock returned the 600,000 shares issued to him for services rendered as a director in May 2007.  In May 2007, the Company issued to Mr. Chuah 600,000 shares of common stock in consideration of his agreeing to serve as an officer and director of the Company.

It is possible that, after the Company successfully consummates a Business Combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity.

The Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a Business Combination that is required to be included in this table, or otherwise.

Item 7. Certain Relationships and Related Transactions and Director Independence.

Related Party Transactions.

The Company utilizes office space provided free of charge by Mr. Fung. The Company will continue to maintain its offices at Mr. Fung’s place of business until the consummation of a Business Combination, if ever.

On March 31, 2007, the Company issued a promissory note in favor of Martin Chuah, an officer and director, evidencing a loan by him to the Company in the amount of $5,000. The Company issued 100,000 shares of common stock to Mr. Chuah in full payment of interest on the loan. The promissory note becomes due and payable one hundred eighty days after the Company Consummates a Business Combination. The promissory note issued to Mr. Chuah represents one of eight such instruments issued by the Company in April 2007 evidencing loans to the Company in the aggregate amount of $30,000, which other than the loan made by Mr. Chuah, were made by non-affiliates of the Company.

Corporate Governance.

The Company has not:

•
established its own definition for determining whether its directors and nominees for directors are “independent” nor has it adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system, though neither of current directors would be deemed to be “independent” under any applicable definition given that they are each officers of the Company; nor

•	established any committees of the board of directors.

Current management cannot predict whether incoming management of a Target Business upon the consummation of a Business Combination, if such transaction occurs, will adopt a definition of “independence” or establish any committees of the board, such as an audit committee, a compensation committee or nominating committee. As of the date hereof, the entire board serves as the Company’s audit committee.

Item 8. Description of Securities.

The following description of our common stock and our preferred stock is a summary. You should refer to our articles of incorporation and our by-laws for the actual terms of our capital stock. These documents are filed as exhibits to this Registration Statement.

Authorized Capital Stock

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of blank check preferred stock, par value $0.001 per share. As of June 4, 2007, 2,500,000 shares of common stock and no shares of preferred stock were issued and outstanding. Our common stock is held of record by nine registered stockholders.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. All shares of common stock are entitled to participate in any distributions or dividends that may be declared by the board of directors, subject to any preferential dividend rights of outstanding shares of preferred stock. Subject to prior rights of creditors, all shares of common stock are entitled, in the event of our liquidation, dissolution or winding up, to participate ratably in the distribution of all our remaining assets, after distribution in full of preferential amounts, if any, to be distributed to holders of preferred stock. There are no sinking fund provisions applicable to the common stock. Our common stock has no preemptive or conversion rights or other subscription rights.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designation, powers, preferences and rights of each series and the qualifications, limitations or restrictions thereof. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the board of directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, preferred stock could be issued with terms that could delay or prevent a change in control or make removal of our management more difficult. Additionally, our issuance of preferred stock may decrease the market price of our common stock in any market that may develop for such securities.

The Board of Directors has the authority to issue the authorized but unissued shares of our capital stock without action by the stockholders. The issuance of any such shares would reduce the percentage ownership held by existing stockholders and may dilute the book value of their shares.

There are no provisions in our Articles of Incorporation or By-laws which would delay, defer or prevent a change in control of the Company.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

As of June 4, 2007, there were nine holders of record of 2,500,000 outstanding shares of our common stock.

The Company's common stock does not trade, nor is it admitted to quotation, on any stock exchange or other trading facility. Management has no present plan, proposal, arrangement or understanding with any person with regard to the development of a trading market in any of our securities. We cannot assure you that a trading market for our common stock will ever develop. The Company has not registered its class of common stock for resale under the blue sky laws of any state and current management does not anticipate doing so. The holders of shares of common stock, and persons who may desire to purchase shares of our common stock in any trading market that might develop in the future, should be aware that significant state blue sky law restrictions may exist which could limit the ability of stockholders to sell their shares and limit potential purchasers from acquiring our common stock.

The Company is not obligated by contract or otherwise to issue any securities and there are not outstanding any securities which are convertible into or exchangeable for shares of our common stock. All outstanding shares of our common stock are “restricted securities,” as that term is defined under Rule 144 promulgated under the Securities Act, because they were issued in a private transaction not involving a public offering. The outstanding shares of our common stock held by persons who are not officers, directors or promoters of the Company may not be resold or transferred unless they are registered the under the Securities Act or an exemption from the registration requirements of the Securities Act is available for such resale or transfer, such as Rule 144. As to shares of our common stock held by affiliates, including our officers, directors, promoters and their permitted transferees, the Securities and Exchange Commission has taken the position that Rule 144 is not available for the resale of securities held by those persons, either before and after a Business Combination, despite technical compliance with the requirements of Rule 144 because those persons would be acting "underwriters" under the Securities Act when reselling their securities. Accordingly, resale transactions of shares held by our affiliates and their permitted transferees, would need to be made through a registered offering of such securities. The Company has not granted registration rights to register the securities of any current security holder under the Securities Act.

Neither the Company nor its officers and directors have any present plan, proposal, arrangement, understanding or intention of selling any unissued or outstanding shares of common stock in the public market subsequent to a Business Combination. Our current non-affiliate stockholders have advised us similarly. Nevertheless, in the event that a substantial number of shares of our common stock were to be sold in any public market that may develop for our securities subsequent to a Business Combination, such sales may adversely affect the price for the sale of the Company's common stock securities in any such trading market. We cannot predict what effect, if any, market sales of currently restricted shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time, if any.

Dividends

We have not paid any dividends on our common stock to date and do not presently intend to pay cash dividends prior to the consummation of a Business Combination. It is the present intention of our management to retain all earnings, if any, for use in our business operations.

The payment of any dividends subsequent to a Business Combination will be within the discretion of our then seated board of directors. Current management cannot predict the factors which any future board of directors would consider when determining whether or when to pay dividends.

Item 2. Legal Proceedings.

The Company presently is not a party to, nor is management aware of any pending, legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

There are not and have not been any disagreements between the Company and its independent accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 4. Recent Sales of Unregistered Securities.

Since inception, the Company has issued and sold the following securities without the benefit of registration under the Securities Act of 1933, as amended:

Issuances Pursuant to Section 4(2) of the Securities Act:

On March 23, 2007, the Company issued 1,300,000 shares of common stock to Vanleo Y. W. Fung, our President and a member of our board of directors, and 600,000 shares of common stock to Gerry Peacock, our then Secretary and a member of our board of directors, pursuant to the exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof. The Company issued these shares in exchange for services rendered in connection with the organization of the Company, to which the Board ascribed a value of $.0025 per share for an aggregate value of $4,750. MR. Peacock subsequently resigned as a member of the Board and as the Secretary of the Company and returned the 600,000 shares issued to him.

On May 30, 2007, the Company issued 600,000 shares of common stock to Martin Chuah our Secretary and a member of our board of directors, pursuant to the exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof. The Company issued these shares at the par value thereof in consideration of Mr. Chuah agreeing to serve as a director and the Secretary of the Company.

Issuances Pursuant to Regulation S promulgated under the Securities Act:

During March 2007, the Company issued promissory notes (“Notes”) in favor of eight persons, including Martin Chuah, currently an officer and director of the Company, in the aggregate principal amount of $30,000. The Notes are repayable by the Company at any time within one hundred and eighty days after the consummation of a Business Combination (defined for purposes of the Notes as the date upon which the Company receives audited financial statements of the Target Business). In lieu of paying cash interest on the loans evidenced by these Notes, we have issued an aggregate of 600,000 shares of common stock to the Note holders. The Notes and the shares of common stock issued as interest on the principal amount loaned were sold and issued by the Company pursuant to the exemption from the registration requirements of the Securities Act afforded by Rule 903 of Regulation S promulgated thereunder. The table below sets forth certain information regarding the Notes and the lenders:

Name of Lender	Dollar Amount Loaned	Number of Shares Issued in Payment of Interest for First Year
Martin Heng T. Chuah	$5,000	100,000
Cam McIntosh	$5,000	100,000
Gerry A. Peacock (1)	$5,000	100,000
Lan Yuk Wong	$5,000	100,000
Ken Cheuk Wa Lui	$5,000	100,000
Pui Shan Lam	$1,700	34,000
Grace Weisgerber-Ma	$1,650	33,000
Patricia S.F. Lam	$1,650	33,000

Item 5. Indemnification of Directors and Officers.

Our Articles of Incorporation provide for the indemnification of our directors, officers, employees and agents to the fullest extent permitted by the laws of the State of Nevada. Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any of its directors, officers, employees or agents against expenses actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except for an action by or in right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, provided that it is determined that such person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 78.751 of the Nevada Revised Statutes requires that the determination that indemnification is proper in a specific case must be made by (a) the stockholders, (b) the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding or (c) independent legal counsel in a written opinion (i) if a majority vote of a quorum consisting of disinterested directors is not possible or (ii) if such an opinion is requested by a quorum consisting of disinterested directors.

Article VII of our by-laws provides that:

•
no director shall be liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director except with respect to (i) a breach of the director’s loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability which may be specifically defined by law or (iv) a transaction from the director derived an improper personal benefit; and

•	the Company shall indemnify to the fullest extent permitted by law each person that such law grants to the Company power to indemnify.

Any amendment to or repeal of our Articles of Incorporation or by-laws shall not adversely affect any right or protection of any of our directors or officers for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

NEW VENTURE HOLDINGS, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

April 30, 2007

K. R. Margetson Ltd.	Chartered Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,
New Venture Holdings, Inc.

We have audited the accompanying balance sheets of New Ventures Holdings, Inc. (A Development Stage Company) as of April 30, 2007 and the related statements of operations, stockholders' deficiency and cash flows for the period from March 13, 2007 (Date of Inception) to April 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2007 and the results of its operations and its cash flows for period from March 13, 2007 (Date of Inception) to April 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared using accounting principles generally accepted in the Unites States of America assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company and has yet to commence operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to their planned financing and other matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sechelt, Canada	“K R. Margetson Ltd.”
May 31, 2007	Chartered Accountant

PO BOX 45, 5588 INLET AVENUE	TELEPHONE: 604-885-2810 NE: 604-885-2810
SECHELT, BC V0N 3A0	FACSIMILE: 604-885-2834
CANADA	E-MAIL: keith@krmargetson.com

NEW VENTURE HOLDINGS, INC.
(A Development Stage Company)
BALANCE SHEET
April 30, 2007

ASSETS

Current
Cash and cash equivalents		$23,500
Prepaid expenses - Note 2		5,600

Total Assets		$29,100

LIABILITIES

Current
Accounts payable and accrued liabilities - Note 3		$500
Shareholder loans - Note 4		30,000

Total Liabilities		$30,500

STOCKHOLDERS’ DEFICIENCY

Capital Stock - Note 5
Preferred stock: 5,000,000 authorized shares, with par value of $0.001
Common stock: 100,000,000 authorized shares, with par value of $0.001
2,500,000 common shares issued and outstanding		$2,500
Additional paid in capital		2,850
Accumulated deficit		(6,750)

Total Stockholders’ Deficiency	$	(1,400)

Total Liabilities and Stockholders’ Deficiency		$29,100

Going Concern - Note 1

SEE ACCOMPANYING NOTES

NEW VENTURE HOLDINGS, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the period from March 13, 2007
(Date of Inception)
to April 30, 2007

	Accumulated for the period from March 13, 2007 (Date of Inception) to April 30, 2007

Expenses
Auditing fees		$500
Incorporation costs		1,500
Management fees		4,750

Net loss for the period	$	(6,750)

Basic and fully diluted net loss per common share		( .004)

Weighted average common shares outstanding		1,916,667

SEE ACCOMPANYING NOTES

NEW VENTURE HOLDINGS, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the period from March 13, 2007
(Date of Inception)
to April 30, 2007

	Accumulated for the period from March 13, 2007 (Date of Inception) to April 30, 2007

Operating Activities
Net loss for the period	$	(6,750)
Items not involving an outlay of funds
Management fees		4,750
Cash provided by (used in) changes in operating assets and liabilities
Prepaid expenses		(5,000)
Accounts payable and accrued liabilities		500

Net cash provided by (used in) operating Activities		(6,500)

Financing Activities
Shareholder loans		30,000

Increase in cash and cash equivalents during the period		23,500
Cash and cash equivalents, beginning of the period		--

Cash and cash equivalents, end of the period		$23,500

Supplemented disclosure of cash flow information:
Cash paid for:
Interest	$--

Income taxes	$--

Non-cash financing activities
Shares issued for management fees	$4,750

Shares issued for prepaid interest	$600

SEE ACCOMPANYING NOTES

NEW VENTURE HOLDINGS, INC.
(A Development Stage Company)
STATEMENT OF
STOCKHOLDERS’ DEFICIENCY
for the period from March 13, 2007
(Date of Inception)
to April 30, 2007
	Note 1			Additional
	Common Stock			Paid-in	Accumulated
	Shares	Amount		Capital	Deficit		Total

Balance, March 13, 2007	---	$	---	$ ---	$	---	$	---
Issued for services	1,900,000		1,900	2,850		---		4,750
Issued for prepayment of interest on debt	600,000		600	---		---		600
Net loss for the period ended April 30, 2007	---		---	---		(6,750)		(6,750)

Balance, April 30, 2007	2,500,000		$2,500	$2,850	$	(6,750)	$	(1,400)

SEE ACCOMPANYING NOTES

NEW VENTURE HOLDINGS, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007

Note 1    Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the U.S. and have been consistently applied in the preparation of the financial statements.

Accounting Methods

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Going Concern

These financial statements have been prepared on the going concern basis, which presumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of business. The Company is in the development stage as of April 30, 2007 and to date has had no significant operations. The continuation of the Company is dependent on future events, the outcome of which is indeterminable. In addition, successful completion of the Company’s development program and its transition to attaining profitable operations is dependent upon adequate financing to fulfil its development activities and achieving a level of revenue adequate to support the Company’s cost structure.

These financial statements do not reflect the adjustments or reclassifications to the assets and liabilities which would be necessary if the Company was unable to continue its operations.

Operations

The Company was incorporated on March 13, 2007 in the State of Nevada, U.S.A. The Company’s objective is to acquire or merge with a target business or company in a business combination.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, shipment has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured.

Cash Equivalents

Cash equivalents are defined as highly liquid securities with maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these

New Venture Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2007

Note 1     Summary of Significant Accounting Policies - (cont’d)

Use of Estimates - (cont’d)

estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from the estimates. Management believes such estimates to be reasonable.

Basic and Diluted Loss Per Share

The Company reports basic loss per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” and International Accounting Standards IAS 33. Basic loss per share is computed using the weighted average number of shares outstanding during the period (year). Diluted earning’s per share includes the potentially dilutive effect of outstanding common stock options and warrants which are convertible to common shares.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”) which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of:

i)	completion of a feasibility study; or

ii)	the Company’s commitment to a plan of action based on the then known facts.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts payable and accrued liabilities, loans payable and demand loans approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

New Venture Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2007

Note 1    Summary of Significant Accounting Policies - (cont’d)

Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which is effective for the Company as of its inception. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

Cash and Currency Risks

The Company incurs expenditures in Canadian and U.S. dollars. Consequently, some assets and liabilities are exposed to Canadian dollar foreign currency fluctuations. As at April 30, 2007, there were no amounts denominated in Canadian dollars included in the financial statements.

The Company has cash balances at well-known financial institutions. Balances in U.S. dollars at Canadian institutions are not protected by insurance and are therefore subject to deposit risk. As at April 30, 2007 all cash and equivalents represented cash at Canadian financial institutions.

Foreign Currency Translations

The Company's functional currency is US dollars. Foreign currency balances are translated into US dollars as follows:

Monetary assets and liabilities are translated at the period-end exchange rate. Non-monetary assets are translated at the rate of exchange in effect at their acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the period-end exchange rate. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses in the period are included in operations

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its fixed assets and other assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal

New Venture Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2007

Note 1    Summary of Significant Accounting Policies - (cont’d)

Impairment of Long-Lived Assets - (cont’d)

of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds its expected cash flows, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The Company adopted the statement on inception. No impairments of these types of assets were recognized during the period ended April 30, 2007.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method of Financial Accounting Standard No. 123. Common shares issued for services rendered by a third party (both employees and non-employees) are recorded at the fair value of the shares issued or services rendered, whichever is more readily determinable.

Recent Accounting Pronouncements

The Company adopts new pronouncements relating to generally accepted accounting principles applicable to the Company as they are issued, which may be in advance of their effective date.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (hereinafter “FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its financial reporting, and the Company is currently evaluating the impact, if any the adoption of FIN 48 will have on its disclosure requirements.

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (hereinafter SFAS No. 158”). This statement requires an employer to recognize the overfunded or underfunded statues of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not for profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. The adoption of this statement had no immediate material effect on the Company’s financial condition or results of operations.

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (hereinafter “SFAS No. 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. This

New Venture Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2007

Note 1    Summary of Significant Accounting Policies - (cont’d)

Recent Accounting Pronouncements - (cont’d)

statement applies under other accounting pronouncements that require or permit fair value measurements. This statement does not require any new fair value measurements, but for some entities, the application of this statement may change current practice. The adoption of this statement had no immediate material effect on the Company’s financial condition or results of operations.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. The statement further permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available for sale securities under Statement 115, provided that the available for sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company’s financial condition or results of operations.

Note 2    Prepaid expenses

Prepaid interest on shareholder loans payable	$600

Note 3    Accounts Payable and Accrued Liabilities

Professional fees payable	$2,500

Note 4    Shareholder loans

The loans bear no interest and are unsecured. In lieu of interest, the Company issued 600,000 common shares at a par value of $.001. The loans are due and payable at any time within one

New Venture Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2007

Note 4    Shareholder loans - (cont’d)

hundred eighty days after the Company receives audited financial statements of any entity with which it completes a merger, stock exchange, acquisition of assets or similar transaction. Interest is valued at the par value of the shares issued and is classified as prepaid. The amount will be reviewed and adjusted, based on the time the loan is outstanding and the prevailing bank prime rates.

Note 5    Capital Stock

On March 23, 2007, the Company issued 1,900,000 common shares for $4,750 in management services incurred in the organization of the company. The value of the services, a related party expense, was determined by agreement.

On March 28, 2007, the Company issued 600,000 common shares in lieu of interest upon receipt of $30,000 in shareholder loans.

Note 6    Income taxes

The impact of differences between the Company’s reported income tax provision on operating income and the benefit that would otherwise result from the application of statutory rates is as follows:

Income tax at the statutory rate of 32.5% $ 2,194	$2,194
Permanent difference (122)	(122)
Timing difference of incorporation cost (366)	(366)
Valuation allowance 1,706	(1,706)
Income tax benefit	$--

As at April 30, 2007, the net deferred tax asset is as follows

Deferred tax assets
Net operating loss carried forward of $5,250 (122)	$1,706
Less valuation allowance	(1,706)
$--

The ability to apply the tax loss of $5,250 is dependent upon the current shareholder control of the Company being maintained. As this event is not likely, the ability to apply this loss in the future must be considered doubtful. Should control be maintained, the ability to apply the loss will expire in 2017.

New Venture Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2007

Note 7    Subsequent event

On May 29, 2007, one of the Company’s two directors resigned and in so doing, returned to treasury 600,000 shares that were issued to him for services valued at $1,500 in the period ended April 30, 2007. On May 30, 2007, a new director was appointed and was allotted 600,000 shares for services valued at $600.

PART III

Item 1. Index to Exhibits.

Item 2. Description of Exhibits.

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of Registrant.
3.2	By-laws of Registrant.
4.1	Specimen Common Stock Certificate.
4.2	Form of promissory note issued by the Registrant to eight lenders during March 2007..

III-1

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW VENTURE HOLDINGS, INC.

Date: June 15, 2007	By: /s/ Vanleo Y. W. Fung Vanleo Y. W. Fung

III-2